The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

April 29, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 410 to the Trust’s Registration Statement on Form N-1A, filed on February 20, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on April 10, 2019 (the “Comments”), relating to Post-Effective Amendment No. 410 to the Trust’s Registration Statement on Form N-1A filed on February 20, 2019 regarding the Hundredfold Select Alternative Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Comment #3

The Staff notes that the Fund has filed Form N-CEN and its annual report for the year ended August 31, 2018, with the Commission, however, the Fund’s website includes links only to the 2017 annual report and the Semi-Annual Report dated February 18, 2018. Please update the website particularly in light of the disclosure on the cover page that sends shareholders to your website.

Response #3

The website has been updated in response to your comment.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #4

The Staff notes that the Fund’s principal investment strategies section states that it will invest primarily in equity and fixed income securities through derivatives including swap agreements. To the extent that the Fund derives its returns principally from swaps please add a footnote to the fee table explaining that the embedded costs of swaps and the operating expenses of the referenced assets are indirect expenses of the Fund that are not included in either the fee table or expense example. Please provide an estimate of such costs as a percentage of Fund assets for the most recent fiscal year.

Response #4

Registrant confirms that the Fund's returns since its reorganization have not been principally derived from swaps and Registrant expects that pattern to continue.

Comment #5

Please confirm supplementally that the financial statements of the Cayman subsidiary will be consolidated with those of the Fund.

Response #5

The Registrant confirms that the financial statements of the Cayman subsidiary will be consolidated with those of the Fund.

Summary Section – Principal Investment Strategy

Comment #6

Please consider highlighting in the first paragraph the Fund’s investments in other investment companies as opposed to equity and fixed income securities.

Response #6

In response to your comment, the first paragraph under “Principal Investment Strategy” has been revised as follows:

Hundredfold Advisors LLC (“Hundredfold” or the “Subadviser”) actively manages the Fund’s portfolio to invest in any combination of equity and fixed-income securities based on market conditions and trends and the Subadviser’s expectations and assessment of risks. (The term “Alternative” in the Fund’s name simply refers to the fact that the Subadviser may choose from among many investment alternatives.) Although the Fund may invest directly in equity and fixed-income securities, it will primarily invest in such securities indirectly through ~~securities~~ vehicles that invest in or instruments that are a derivative of such securities, primarily including other investment companies, exchange-traded funds (“ETFs”), futures contracts, swap agreements, ~~exchange-traded funds (“ETFs”),~~ naked and covered options on such instruments~~,~~ and currencies~~, and other investment companies~~. The Subadviser may also select long or short commodity futures to seek to enhance returns or hedge economic risk related to the portfolio. It may also seek exposure to securities of foreign issuers. The Fund’s investments may also include securities issued by master limited partnerships (“MLPs”), provided that the Fund may not invest more than 10% of its net assets in such securities.

Comment #7

Please confirm that, if the Fund invests in MLPs, that the Fund will include current income expense and deferred income expense lines in the fee table. And if MLPs are a principal investment of the Fund, please add risk disclosure related to risks of investments in the energy sector.

Response #7

The Registrant confirms that to the extent the Fund invests in MLPs, the Fund will include current income expense and deferred income expense lines in the fee table. MLPs are not a principal investment of the Fund, and, accordingly, the Registrant does not feel that it is appropriate to add risk disclosure related to risks of investments in the energy sector.

Comment #8

The Staff notes that the Fund’s fact sheet from its website describes the Fund as using gold and oil to source non-correlated low volatility returns, however the discussion of the investment strategy does not identify gold or oil as an alternative investment nor does it discuss the volatility of the Fund’s portfolio holdings. Please reconcile the disclosure in the Fund’s prospectus to the Fact sheet or add a representation that the Fund will update the website.

Response #8

The Registrant notes that the Fund’s gold and oil exposure is a part of an overall commodities strategy to bring non-correlated returns. These specific commodity investments are not long-term holdings. Accordingly, the Registrant does not feel that it is appropriate to include additional disclosure relating to oil and gold specifically and that the current disclosure on commodities exposure generally is sufficient.

Comment #9

Please clarify if there are any limits to the Fund’s investments in futures and options. Will the Fund hold these investments directly or only through the Cayman subsidiary?

Response #9

The Registrant confirms that there is no limit on the Fund’s use of derivative instruments as disclosed in the Fund’s prospectus, including in futures and options. While the Fund may hold futures and options both in and outside the Subsidiary, commodity futures and options will generally be held in the Subsidiary. As the Fund will invest no more than 25% of its assets in the Subsidiary, the Fund is accordingly generally limited to investing no more than 25% of its assets in commodity futures and options.

Comment #10

The Fund’s annual report in Note 1 to the financial statements says that the Fund is non-diversified and in the Form N-CEN that was just filed the Fund also identifies as non-diversified. Please reconcile. If the Fund did go from diversified to non-diversified, please confirm that there was a shareholder vote.

Response #10

The Registrant notes that the Fund was previously a non-diversified fund, however, it operated as a diversified fund for three years. Accordingly, in August 2017, the Fund automatically became a diversified fund. This change was reflected in the Fund’s prospectus and SAI, however, it was not picked up in the annual report and Form N-CEN. Future financial reports for the Fund will be updated going forward to state the Fund is a diversified series of the Registrant.

Comment #11

The Staff notes that in 2017, the Fund has allocated assets predominantly to cash and money market funds. Please clarify whether such an investment is consistent with the Fund’s fundamental investment policies and the discussion of the Fund’s principal investment strategies.

Response #11

The Registrant notes that in certain market conditions, the Fund will hold significant amounts of cash and/or money market funds for defensive purposes. The following disclosure is contained in the section “Principal Investment Strategy”:

The Subadviser employs an investment strategy that alternates between positions designed to profit from market trends, such as entering into “long” and “short” positions, directly or indirectly through ETFs, other investment companies and derivatives of equity and fixed-income securities, and investing in cash or cash equivalents as a temporary defensive measure.

The following disclosure is contained in the section “Portfolio Investment Strategy” of the Prospectus:

Consistent with its investment strategy for temporary defensive purposes, up to 100% of the Fund’s assets may be invested in cash or cash equivalents. To earn income on available cash, a large portion or all of the assets of the Fund may be invested in high quality, U.S. dollar-denominated short-term obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements that are fully collateralized by such obligations. As a result of investing in cash and cash equivalents, the Fund may not achieve its investment objective.

Comment #12

If shorting is a principal investment strategy of the Fund, please confirm that expenses like dividends paid on stocks sold short are included in other expenses or the other expenses as a separate line item.

Response #12

The Registrant confirms that engaging in short sales is not a principal investment strategy. Generally, shorting is only used in select market environments and usually as a hedge to a long position.

Comment #13

Since derivative instruments are generally leveraged please confirm that there is no limit.

Response #13

The Registrant notes that there is no limit on the Fund’s use of derivative instruments as is currently disclosed in the Fund’s prospectus.

Comment #14

Please clarify whether the other investment companies in the Fund’s portfolio will be affiliated or unaffiliated with the Fund, and how the Fund complies with Section 12(d).

Response #14

The Registrant confirms that the Fund does not invest in the securities of affiliated investment companies. The Fund will rely on Section 12(d)(1)(F), Rule 12d1-3 or on the exemptive orders of ETFs in which it invests in order to invest in excess of the limits of Section 12(d)(1)(A).

Summary Section – Principal Investment Risks

Comment #15

The prospectus currently states that “In addition, the Fund presents some risks not traditionally associated with most mutual funds.” Please revise this sentence to identify those risks.

Response #15

After consideration, the Registrant has decided to delete this sentence.

Comment #16

The Staff notes that the risks are alphabetized. Please revise so that risks are ordered by significance or relevance to investors as opposed to alphabetical order.

Response #16

The Registrant confirms that the risks have been reordered as requested.

Comment #17

The Fund states that its investment objective is a moderate rate of return. Supplementally, please address how the use of aggressive investment techniques is consistent with the Fund’s stated investment objective.

Response #17

The Registrant believes that a moderate rate of return is not inconsistent with the use of aggressive investment techniques as moderate return does necessarily equate to moderate risk. Additionally, Registrant believes that while these investment techniques may be aggressive, they may not necessarily be risky as generally used in the portfolio. The Registrant believes that the technical analysis applied to the aggressive nature of these techniques by the Sub-Adviser reduces the exposure to the portfolio thereby reducing the risk of holding them. Positions are taken when favorable environments are present and is reduced or eliminated in unfavorable environments.

Comment #18

Please revise the risk heading for “Derivatives Risk” since the risk described relates to commodity futures and commodities linked derivatives rather than derivatives generally.

Response #18

The Registrant confirms that the disclosure has been revised as requested.

Comment #19

Emerging markets are not described as a principal investment strategy. Either add emerging markets to the strategy disclosure or delete the description of emerging markets risk. If you add emerging market to the strategies, please clarify how the fund identifies an emerging market.

Response #19

The Registrant confirms that emerging markets are not a principal investment strategy. However, emerging markets exposure is a part of the overall, principal managed futures strategy, and, accordingly, the Registrant wishes to continue to disclose risks associated with exposure to emerging markets.

Comment #20

The Staff usually sees active management as a strategy so please add that the Fund is actively managed as a principal investment strategy.

Response #20

The Registrant notes that within the “Principal Investment Strategy” section, it is currently disclosed that Hundredfold Advisors LLC “actively manages the Fund’s portfolio to invest in any combination of equity and fixed-income securities based on market conditions and trends.”

Comment #21

Please consider revising the “High-Yield Securities Risk” as the Fund does not invest significantly in junk bonds.

Response #21

High-yield bonds are a principal strategy of the Fund, as the Fund does and expects to continue to have significant high-yield bond exposure. The “Principal Investment Strategy” section states that “The Fund invests directly or indirectly in fixed-income securities without any restriction on maturity or creditworthiness, which primarily includes government securities, asset-backed debt securities, mortgaged-backed securities and debt securities rated below investment grade, also known as ‘junk bonds.”

Comment #22

Under “Holding Cash Risk,” please clarify whether the Fund may also hold cash to cover short positions or swap transactions.

Response #22

The Registrant confirms that the disclosure has been revised as requested.

Comment #23

Since the risk of loss due to failure to sell a stock is not a risk related to holding cash, please move the disclosure from the “Holding Cash Risk” disclosure to a more appropriate place.

Response #23

The Registrant confirms that the disclosure has been revised as requested.

Comment #24

Please revise the “Master Limited Partnership” disclosure to include the risk that if the Fund retains an investment until the basis is reduced to zero that subsequent distributions will be taxable to the Fund at ordinary income rates and shareholders may receive a corrected Form 1099.

Response #24

The Registrant confirms that the disclosure has been revised as requested.

Comment #25

Please add additional ETF operational risk to the discussion if ETFs are to be a principal investment strategy of the Fund. For example, where no active market develops or shares trading on a significant discount premium particularly in times of risk.

Response #25

The Registrant confirms that the disclosure has been revised as requested.

Comment #26

Supplementally, please tell the Staff what CFTC exemption the Adviser is seeking.

Response #26

The Adviser intends to file an exemption pursuant to CFTC Regulation 4.12(c) with respect to the Fund.

Summary Section – Performance

Comment #27

Supplementally, please identify the predecessor fund and the investment adviser. Please state whether the predecessor fund shares the same investment objective and strategy as the Fund.

Response #27

The predecessor fund was the Spectrum Select Alternative Fund, a separate series of the Direxion Funds. The predecessor fund’s adviser was Rafferty Asset Management, LLC. The sub-adviser for the predecessor fund and the Fund, who was and is responsible for managing the portfolio each fund, is the same. The investment objective of the predecessor fund and the Fund are identical while the investment strategy of the predecessor fund and the Fund are substantially the same (they were identical when reorganized, however, the Fund’s strategy has been modified slightly over time since the Reorganization).

Statutory Section – Additional Details About the Fund

Comment #28

Supplementally, please state whether the Fund has had to utilize the ReFlow, LLC program to meet redemptions in the last 3 years. If they have, please consider disclosing the information in the prospectus.

Response #28

The Fund has never used the ReFlow program.

Statutory Section – Portfolio Investment Strategy

Comment #29

The Staff notes that certain instruments listed in the statutory prospectus are not include in the Item 4 disclosure, including:

•       Floating rate notes;

•       Zero-coupon bonds;

•       Preferred stocks (including preferred units of MLPs); and

•       Convertible securities.

Please reconcile the disclosure.

Response #29

The Registrant confirms that the disclosure has been reconciled as requested.

Comment #30

Please carry over any applicable comments from the summary section to the statutory section and the SAI.

Response #30

The Registrant will carry over any applicable comments throughout the prospectus and SAI for the Fund as appropriate.

Statutory Section – Principal Risks Factors

Comment #31

If floating rate notes include bank notes, then add disclosure stating that bank loans may take as long as 7 days to settle and may not be considered securities afforded protections of the federal securities laws.

Response #31

The Registrant confirms that the Fund does not invest in bank loans directly.

Comment #32

In the “Wholly-Owned Subsidiary Risk” disclosure, please disclose that the subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody and please identify the custodian of the subsidiary.

Response #32

The Registrant confirms that the Subsidiary complies with Section 17 of the 1940 Act. The custodian for the Subsidiary is the same as the Fund, U.S. Bank N.A.

Comment #33

For the Cayman Subsidiary, please confirm that:

1)	the management fee will be included in management fees and the Subsidiary’s expenses will be included in other expenses in the Fund’s fee table;
2)	The Subsidiary and its board will agree to designate an agent for service of process in the US; and
3)	The Subsidiary and its board will agree to inspections by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response #33

1)	The Registrant confirms that the expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table.
2)	The Registrant confirms that the Subsidiary and its Board have designated an agent for service of process in the U.S.
3)	The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC staff for inspection.

Comment #34

Please ensure that all applicable comments are also carried over to the Investor Class prospectus for the Fund.

Response #34

The Registrant undertakes to ensure that all applicable comments are also carried over to the Investor Class prospectus for the Fund.

Statement of Additional Information

The Hundredfold Select Alternative Fund

Comment #35

The current disclosure states that the Fund is a diversified series of the Trust. Please reconcile as the Fund’s annual report says that it is non-diversified.

Response #35

See response to Comment #10 above.

Investment Policies and Techniques

Comment #36

If floating rate notes include bank notes, then add disclosure stating that bank loans may take as long as 7 days to settle and may not be considered securities afforded protections of the federal securities laws.

Response #36

See response to comment #31 above.

Investment Restrictions

Comment #37

The Fund has adopted a fundamental investment policy that states:

Notwithstanding any other limitation, the Fund may invest all of its investable assets in an open-end management investment company with the same limitations as the Fund. For this purpose, “all of the Fund’s investable assets” means that the only investment securities that will be held by the Fund will be the Fund’s interest in the investment company.

Please explain supplementally if investors could be charged double fees if the Fund were to invest in an open-end management investment company with the same limitations as the Fund.

Response #37

The Registrant notes that this fundamental policy is a legacy policy from the predecessor fund. It would permit the Fund to act as a feeder fund in a master-feeder structure. Disclosure regarding the master-feeder option is contained in the prospectus. It states in relevant part:

If permitted by law at that time, the Board of Trustees may approve the implementation of such a structure for the Fund without seeking shareholder approval. However, the Trustees’ approval will be given only if the investments in the master fund(s) is (are) in the best interests of the Fund and its shareholders. In making that determination, the Trustees will consider, among other things, the benefits to shareholders and/or the opportunity to reduce costs and achieve operational efficiencies.

The Registrant confirms that there is no current intention to implement the master-feeder structure.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

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